August 30, 2005



Mr. Kam Shah
Chief Executive and Financial Officer
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario M5R 2G3


	Re:	Bontan Corporation Inc.
		Form 20-F for Fiscal Year Ended March 31, 2004
Filed August 30, 2004
Response Letter Dated August 10, 2005
      File No. 0-30314


Dear Mr. Shah:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2004

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. We have considered your response to prior comment three and do not find your argument persuasive in light of the guidance in CICA
1100.31, which indicates that industry practice does not necessarily equate to the primary sources of GAAP. We reissue prior comment three.


Note 2 - Significant Accounting Policies, page F-9

Stock-Based Compensation Plan, page F-11

2. Please provide a sample of your intended disclosure revision with respect to prior comment four.

Note 3 - Prepaid and Other Receivables, page F-11

3. We have reviewed your response to prior comment five and note your indication that the balance Due from director, totaling $20,000 as of
March 31, 2004, has been paid in full as of March 31, 2005.
Please
provide the terms of the original loan and confirm, if true, (i) that a loan document exists between the Company and the director and
(ii)
that the loan agreement has been filed as an exhibit under Item 19 of
Form 20-F (refer to 4.(b)(i) under the Instructions As To
Exhibits).

In addition, please provide an analysis of the terms of the loan as compared to those available from an independent third party. To the extent the loan terms are preferential, please disclose a corresponding quantitative entry in the Summary Compensation Table on page 26. Similarly, loans to directors would also need to be fully discussed as part of the compensation received by directors and senior management under Item 6.B.1. of Form 20-F.

Response letter submitted via facsimile on August 11, 2005

4. Please submit the response letter under this heading in electronic format on Edgar as Correspondence, as required by Rule
101(a)(1)(iii)
of Regulation S-T. This comment applies to all correspondence between you and the staff.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Kam Shah
Bontan Corporation Inc.
August 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010